EBRD DSTRBRPT

Exhibit (c)(ii)

9 February 2023

To:	European Bank for Reconstruction and Development
Attention:	Stefan Filip / Aziz Jurayev

European Bank for Reconstruction and Development (the “Issuer”)

CZK 745,000,000 5.35 per cent. Notes due 13 February 2025 (the “Notes”)

issued pursuant to the European Bank for Reconstruction and Development EUR

45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(c)	the fees and expenses of the Agent and any paying agents;

(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States..

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of Notes.

The net proceeds of the issue are CZK 744,865,900.00 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear SA/NV, account number 95718.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MIFIR Product Governance Rules, we acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Authorised by the Prudential Regulation Authority. Subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority

Member of the London Stock Exchange

Registered as a branch at Companies House, Cardiff

Company No. FC004422 Branch No. BR001499

Member of TD Bank Group

Head Office: P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario, Canada, M5K 1A2

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:	The Toronto-Dominion Bank

By:	/s/ Frances Watson
Authorised signatory

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